1155 Perimeter Center West • Atlanta, Georgia
30338
Filed by Wendy’s International, Inc. Pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
July 18, 2008
Dear Arby’s Family,
We continue to make good progress on the many activities that will support the success of the planned merger between Wendy’s and Arby’s. In this update, we’d like to share a few highlights of the work underway and an overview of recent accomplishments.
First, let me say that we know many people are anticipating decisions regarding the future state of our organization. We are working together to build a shared understanding of the current state of our respective organizations, clarify the compelling vision for our future together, and make the organization structure and staffing decisions for our future company.
Part of this work is a “Current State Analysis” that we are developing with help from our consultants at KPMG. This work is being completed now and documents the current roles, responsibilities, and major processes in both organizations. KPMG conducted 93 “Discovery Meetings” with Wendy’s and Arby’s employees and reviewed hundreds of documents. We’d like to thank everyone involved for your extraordinary effort to fulfill our requests for information in a very short timeframe. That we have been able to complete the “Current State Analysis” in a few short weeks is a testament to the tremendous expertise and focus we have in both organizations.
The “Current State Analysis” will form the foundation for the new organizational structure. We are starting this work now and expect that it will take approximately six weeks. Our overall approach to the organization concept has not changed. We will continue to have two independent and robust brand organizations—one for Wendy’s in Dublin, and one for Arby’s in Atlanta—each focused on building on the heritage and strengths of their unique brands. A corporate office in Atlanta will be created with shared services that will support both brand organizations.

When the organization design is approved, we will share it with all employees. Decisions with regard to the location of jobs, the timing of any movement of jobs, and the process for placing internal candidates into jobs that may be new or open will be shared with you as well. We know that everyone is anxious to know this information as quickly as possible. We are working diligently with that in mind, while still ensuring we exercise the due diligence and care required to align our resources with the great opportunities we will have in the future.
Great care is also being taken to ensure we are ready for “Day 1” of our new organization. A readiness plan has been developed and is being tracked. The hundreds of tasks on the plan are being completed by members of both Wendy’s and Arby’s Finance, Tax, Accounting, and IT departments – critical functions that will need to operate within new corporate regulatory and security frameworks beginning with our very first day of operations.
Overseeing all of these activities is the Integration Steering Committee, comprised of members from both Wendy’s and Arby’s. The current Committee members are listed at the end of this message. The role of the Integration Steering Committee is to provide input, direction, and approvals on key integration activities. The frequency of meetings is ramping up as our integration work is gaining momentum.
Based on your feedback, the frequency of our communication is also going to ramp up. While we may not always have a lot to report since many activities are in progress, we are committed to regular updates on the process and ensuring you have a central reference point for information on the merger on an ongoing basis. Expect more from us on that front in the coming weeks.
On the topic of communication, Roland Smith continues to reach out to both franchisees and Wendy’s employees to learn more about the brand. Since the town hall meeting in May where Roland was introduced to the Wendy’s organization, he has had several meetings with the senior leadership team, met directly with all of Kerrii Anderson’s direct reports, and connected with field operation leaders. He has also met several times with the leadership and members of Wendy’s three franchisee organizations, conducted in-person meetings with over 30 franchisee leaders, and spoken with franchisees who represent over 1,500 franchised restaurants.
Starting July 9, Roland spent six days in both company and franchisee Wendy’s stores learning operations, meeting restaurant employees, and building a deeper “front line” perspective of the rich opportunities for the Wendy’s brand.
We look forward to hearing from you. Please share your views, ask your questions, and seek clarification on any issues.

Thank you for your ongoing support and focus on the business and our customers.
Best regards,

Sharron Barton Integration Lead On Behalf of
the Integration Steering Committee

Integration Steering Committee Members:

Brendan Foley	SVP, General Controller and Assistant Secretary	Wendy’s International, Inc.
Clete McGinty	SVP of HR and Employment Litigation	Arby’s Restaurant Group, Inc.
Dan Shaughnessy	Consultant	KPMG, LLP
David Pipes	SVP of Financial Services	Arby’s Restaurant Group, Inc.
John Barker	SVP of Corporate Affairs and Investor Relations	Wendy’s International, Inc.
John Gray	SVP of Corporate Communications	Arby’s Restaurant Group, Inc.
Karen Ickes	SVP of Total Rewards & Interim SVP Corporate HR	Wendy’s International, Inc.
Michael Lippert	SVP of Company Operations	Arby’s Restaurant Group, Inc.
Nils Okeson	General Counsel	Arby’s Restaurant Group, Inc.
Pam Jenkins	VP, Internal Audit	Arby’s Restaurant Group, Inc.
Sharron Barton	Chief Administrative Officer	Arby’s Restaurant Group, Inc.
Steve Farrar	Chief of North America Operations	Wendy’s International, Inc.
Steve Hare	Chief Financial Officer	Arby’s Restaurant Group, Inc.
Steve Sullivan	Consultant	KPMG, LLP
Wade Eckman	Consultant	KPMG, LLP
Wendy Henderson	SVP of Risk Management, Compensation & Benefits	Arby’s Restaurant Group, Inc.
Additional Information about the Merger and Where to Find It
Triarc and Wendy’s have mailed a joint proxy statement/prospectus containing information about the proposed merger to their respective stockholders/shareholders. The joint proxy statement/prospectus is included in the registration statement on Form S-4 (Registration No. 333-151336) that Triarc filed with the SEC. BEFORE MAKING ANY VOTING DECISION, TRIARC AND WENDY’S URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”. You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings”.
Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders/shareholders in favor of the stockholder/shareholder approvals required in connection with the proposed merger. Information regarding the persons, who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders/shareholders in connection with the stockholders/shareholders approvals required in connection with the proposed merger, is set forth in the joint proxy statement/prospectus. Information about Triarc’s executive officers and directors can be found in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Form 10-K filed with the SEC on April 28, 2008. Free copies of these documents may be obtained from Triarc and Wendy’s at the website locations described above.
Forward-Looking Statements
Statements herein regarding the proposed transaction between Triarc Companies, Inc. (“Triarc”) and Wendy’s International, Inc. (“Wendy’s”), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements.
These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies or operating margin improvements will not be realized, or will not be realized within the expected time period, due to, among other things: (1) increasing costs associated with food, supplies, energy, fuel, distribution and labor; (2) competition, including price competition; (3) changes in the quick service restaurant industry; (4) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (5) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (6) changes in the interest rate environment; (7) changes in debt, equity and securities markets; (8) the availability of suitable locations and terms for the sites designated for development; (9) cost and availability of capital; (10) adoption of new, or changes in, accounting policies and practices; and (11) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the SEC. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder/shareholder or regulatory approvals, or the failure of other closing conditions. Additional factors that could cause actual results to differ materially from those expressed in forward-looking statements are discussed in reports filed with the SEC by Triarc and Wendy’s, especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K, as amended, and 10-Q and in the Registration Statement on Form S-4 filed by Triarc.
Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward-looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy’s or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and specifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.